[Letterhead of Sutherland Asbill & Brennan LLP]

September 15, 2014

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed on August 29, 2014 (File No. 333-197004)

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Fund”), pursuant to the discussion with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 4, 2014 with respect to Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (File No. 333-197004), filed with the Commission on August 29, 2014 (the “Registration Statement”), the Fund hereby undertakes that, going forward, except to the extent expressly permitted under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder:

•                  The Fund will not (i) make any further investments in NMFC Senior Loan Program I LLC (“SLP I”) beyond those that the Fund is currently contractually obligated to make pursuant to SLP I’s limited liability company agreement (the “SLP I LLC Agreement”), or (ii) invest in any other private funds that are managed by the Fund and are not otherwise consolidated with and into the Fund;

•                  The Fund will not co-invest with SLP I;

•                  None of the investors in SLP I is a client of the Fund’s external investment adviser, New Mountain Finance Advisers BDC, L.L.C. (the “Adviser”), and none of the Adviser’s clients will be permitted to invest in SLP I; and

•                  The Fund will not conduct cross-trades with SLP I.

The Fund also advises the Staff on a supplemental basis that it believes that the SLP I LLC Agreement does not need to be filed as an exhibit to the Registration Statement in view of the fact that: (i) the SLP I LLC Agreement is not a material agreement of the Fund; (ii)  SLP I is not a consolidated subsidiary of the Fund; (iii) the Fund’s investment in SLP I represents less than 1.0% of the Fund’s total portfolio as of June 30, 2014; and (iv) the Fund does not expect SLP I to represent more than 2.0% of its total portfolio once SLP I is fully ramped.  In addition, the Fund provides extensive disclosure regarding SLP I in its public filings, including in the Registration Statement, and filing of the SLP I LLC Agreement as an exhibit to the Registration Statement would not provide investors with any additional material information beyond the information that the Fund already discloses about SLP I.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP